
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

United Community Financial Corp.

(Name of Subject Company (Issuer))

United Community Financial Corp.

(Name of Filing Person, the Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

909839102
(CUSIP Number of Class of Securities)

Douglas M. McKay, President
United Community Financial Corp.
275 Federal Plaza West
Youngstown, Ohio 44503-1203
(330) 742-0500

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

with a copy to:
Terri Reyering Abare, Esq.
Vorys, Sater, Seymour and Pease LLP
Suite 2000, Atrium Two
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 723-4001

CALCULATION OF FILING FEE


Transaction valuation*	Amount of filing fee:
$50,000,000	$6,335

*   Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 4,000,000 common shares of United Community Financial Corp. at the tender offer purchase price of $12.50 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration Number: N/A
Filing Party: N/A	Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

TABLE OF CONTENTS

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of United Community Financial Corp., an Ohio corporation, to purchase up to 4,000,000 of its common shares, no par value per share. UCFC is offering to purchase these shares at a price of $12.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)   The name of the subject company is United Community Financial Corp. The address and telephone number of its principal executive offices are: 275 Federal Plaza West, Youngstown, Ohio 44503-1203, (330) 742-0500.

(b)   The subject securities are common shares, without par value, of UCFC. The number of shares of the subject securities outstanding as of January 21, 2004, was 34,100,902.

(c)   Information about the trading market and price of the subject securities under "Section 7. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)   UCFC, the filer of this Schedule TO, has its principal executive offices located at 275 Federal Plaza West, Youngstown, Ohio 44503-1203, and its telephone number is (330) 742-0500.

Item 4. Terms of the Transaction.

(a) and (b)   The information about the terms of the transaction under "Summary Term Sheet," "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Procedure for Tendering Shares," "Section 3. Purpose of the Offer; Risks; Certain Effects of the Offer," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of the Purchase Price," "Section 6. Certain Conditions of the Offer," "Section 12. Certain Material Federal Income Tax Consequences," and "Section 14. Cancellation, Extension, Termination and Amendment," of the Offer to Purchase is incorporated herein by reference.

There will be no material differences in the rights of security holders as a result of this transaction.

Item 5. Past Transactions, Negotiations and Agreements.

(e)   The information about agreements involving UCFC's common shares under "Section 9. Information about our Directors, Executive Officers and Controlling Shareholders" of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) and (b)   The information about the purpose of the transaction under "Summary Term Sheet" and "Section 3. Purpose of the Offer; Risks; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

(c)   The information about plans or proposals under "Section 8. Information about UCFC" of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d)   The information under "Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)   The information about securities ownership under "Section 9. Information about our Directors, Executive Officers and Controlling Shareholders" of the Offer to Purchase is incorporated herein by reference.

(b)   The information about securities transactions under "Section 11. Recent Transactions in our Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)   The information about soliciting or recommendations under "Summary Term Sheet," and "Section 15. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a) and (b)   Not applicable. The consideration to be paid in the Offer consists entirely of cash, the Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)   None.

(b)   None.

Item 12. Exhibits.

The following exhibits are submitted herewith:

(a)   (1)   Offer to Purchase dated January 28, 2004.

(2)   Letter of Transmittal dated January 28, 2004.

(3)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(4)   Letter to Shareholders from UCFC.

(5)   Question and Answer Brochure about the Offer.

(6)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(7)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(8)   Notice of Guaranteed Delivery.

(9)   Press Release dated January 26, 2004.

(b)   To be filed by amendment.

(d)   Not applicable.

(g)   Not applicable.

(h)   Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

**SIGNATURE**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2004

**United Community Financial Corp.**

By: /s/ Douglas M. McKay
_____

        Douglas M. McKay
        President

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Offer to Purchase dated January 28, 2004.
(a)(2)	Letter of Transmittal dated January 28, 2004.
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(4)	Letter to Shareholders from UCFC.
(a)(5)	Question and Answer Brochure about the Offer.
(a)(6)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(7)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(8)	Notice of Guaranteed Delivery.
(a)(9)	Press Release dated January 26, 2004.*
(b)	To be filed by amendment.

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*   Previously filed on Schedule TO filed on January 26, 2004.